MUNGER, TOLLES &
OLSON LLP

355 SOUTH GRAND AVENUE

THIRTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90071-1560

June 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:	Ms. Pamela Long
Ms. Era Anagnosti

Re:	Air Lease Corporation
Registration Statement on Form S-4
File No. 333-188716, initially filed on May 20, 2013
Amendment No. 1, filed on June 4, 2013
Amendment No. 2, filed on June 11, 2013

Ladies and Gentlemen:

On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed by telephone conference on June 12, 2013 relating to the above-referenced Amendment No. 2 (“Amendment No. 2”) filed with the Commission on Form S-4/A (File No. 333-188716) on June 11, 2013.  Amendment No. 2 amended the Registration Statement filed with the Commission on Form S-4 (File No. 333-188716) on May 20, 2013, as amended by Amendment No. 1, filed on June 4, 2013.

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.  Defined terms used but not defined in this letter shall have the respective meanings ascribed to such terms in Amendment No. 2.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 13, 2013

1.                                    In the event the exchange offer is extended, confirm that the Company will disclose in the notice of such extension updated information regarding the amount of cash or new notes the Company anticipates paying in respect of accrued and unpaid interest if the exchange offer expires on the new expiration date.

RESPONSE TO COMMENT 1

The Company supplementally confirms to the Staff that, in the event the exchange offer is extended, the Company will disclose in the notice of such extension updated information regarding the amount of cash or the principal amount of new notes that the Company anticipates paying in respect of the Accrued Interest Adjustment Amount for $1,000 original face amount of old notes and $1,000 currently remaining principal amount of old notes validly tendered (and not properly withdrawn) and accepted for exchange, if the extended exchange offer expires on the new anticipated expiration date.

Please do not hesitate to contact Judith T. Kitano at (213) 683-9252 or me at (213) 683-9243 with any questions or comments regarding this response letter.  Thank you for your assistance.

Respectfully submitted,

/s/ Katherine H. Ku

Katherine H. Ku

cc:	Gregory B. Willis, Senior Vice President and Chief Financial Officer
Carol H. Forsyte, Executive Vice President, General Counsel, Chief Compliance Officer
and Corporate Secretary
Judith T. Kitano, Munger, Tolles & Olson LLP